SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

TRANSCEPT PHARMACEUTICALS, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 89354M106

(CUSIP Number)

Neil H. Koffler c/o SC Fundamental LLC

747 Third Avenue, 27th Floor

New York, New York 10017

With a copy to:

Brian A. Haskel, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

(212) 508-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) August 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:     Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106		13D	Page 2 of 14 Pages
1.		names of reporting person i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization DELAWARE
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* PN

CUSIP No. 89354M106		13D	Page 3 of 14 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization NEW YORK
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* OO

CUSIP No. 89354M106		13D	Page 4 of 14 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,265,365
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,265,365
11.		aggregate amount beneficially owned by each reporting person 1,265,365
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.7%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D	Page 5 of 14 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D	Page 6 of 14 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D	Page 7 of 14 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 1,750
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 1,750
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,125,131
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D	Page 8 of 14 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC Employee Savings and Profit Sharing Plan
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 141,984
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 141,984
11.		aggregate amount beneficially owned by each reporting person 141,984
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.8%
14.		type of reporting person* EP

CUSIP No. 89354M106	13D	Page 9 of 14 Pages

ITEM 1.	Security and Issuer
(a)	The name of the issuer is Transcept Pharmaceuticals, Inc. (TPST) (the “Issuer”).

(b)	The address of the Issuer’s principal executive offices is 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804.

This Schedule 13D (the “Schedule”) relates to the common stock (“Common Stock”), of the Issuer. This Schedule 13D amends, supplements and replaces the Schedule 13G dated August 2, 2013.

ITEM 2.	Identity and Background

This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	SC Fundamental Value Fund, L.P. (the “Fund”)
(ii)	SC Fundamental LLC (“SCFLLC”)
(iii)	Peter M. Collery (“Collery”)
(iv)	Neil H. Koffler (“Koffler”)
(v)	John T. Bird (“Bird”)
(vi)	David A. Hurwitz (“Hurwitz”) and
(vii)	SC Fundamental LLC Employee Savings and Profit Sharing Plan (the “Plan” and together with the Fund, SCFLLC, Collery, Koffler, Bird and Hurwitz, the “Reporting Persons”)

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Fund is a Delaware limited partnership. The principal business of the Fund is investing in securities. The business address of the Fund is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither the Fund nor its general partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCFLLC is a New York limited liability company and is the general partner of the Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of the Fund is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither SCFLLC nor any of its members have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Schedule B attached hereto.

CUSIP No. 89354M106	13D	Page 10 of 14 Pages

 Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Collery is acting as an employee member of SCFLLC and SC Fund Management LLC (“SCFMLLC”). During the last five years, Collery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Koffler is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Koffler is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Bird is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Bird is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Bird has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hurwitz is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Hurwitz is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Hurwitz has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Plan is a United States employee savings and profit sharing plan. The principal business of the Fund is investing in securities. The business address of the Plan is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither the Plan nor its principals have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 89354M106	13D	Page 11 of 14 Pages

ITEM 3.	Source and Amount of Funds or Other Consideration

The Fund has purchased an aggregate of 1,123,381 shares of Common Stock of the Issuer for total consideration of $4,958,226.05 derived from its working capital.

Hurwitz has purchased an aggregate of 1,750 shares of Common Stock of the Issuer for total consideration of $11,672.50 derived from his personal funds.

The Plan has purchased an aggregate of 141,984 shares of Common Stock of the Issuer for total consideration of $803,131.93 derived from its working capital.

ITEM 4.	Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons filed a Schedule 13G with respect to the shares of Common Stock of the Issuer on August 2, 2013. Following the filing of the Schedule 13G, the Reporting Persons were contacted by the senior management of the Issuer. The Reporting Persons spoke to the senior management of the Issuer on August 7, 2013 and expressed their view that it would be desirable for the Issuer to engage in a share buyback rather than retaining capital to preserve the Issuer’s option to fund unspecified new ventures. The Reporting Persons do not believe that the value of the Issuer is accurately reflected in the current market price of the Issuer’s Common Stock, and the Reporting Persons expressed their view that a share buyback would help to maximize the value of the shares of the Issuer and would better reflect the value of the Issuer’s Common Stock. Following such discussion, the Reporting Persons delivered a letter to the Issuer (the “Issuer Letter”) on August 9, 2013 further explaining their position with respect to, among other things, a share repurchase and the Issuer’s recent grant of management stock options with a strike price of $2.93 per share.. A copy of the Issuer Letter is incorporated herein by reference and attached hereto as Exhibit 2.

The Reporting Persons have engaged and expect to continue to engage in discussions with senior management of the Issuer with respect to Issuer’s optimal capital structure, capital expenditures, timing and magnitude of share repurchases, management compensation, the valuation of the Issuer and other matters. The Reporting Persons may from time to time in the future discuss with the Issuer’s management, directors, other shareholders and others, issues concerning the, performance, business, management, operations, assets, financial condition, strategic direction, board composition, prospects and proposals to be submitted to shareholders of the Issuer, as well as various ways of maximizing shareholder value in addition to those matters discussed in the previous sentence, which may or may not include extraordinary transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings in the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

CUSIP No. 89354M106	13D	Page 12 of 14 Pages

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

The Reporting Persons do not have any present plan or proposal that would relate or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or as such would occur upon completion of any of the actions discussed herein. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) The Fund, SCFLLC, Koffler, and Bird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,123,381 shares of Common Stock as of August 13, 2013, which represent 6.0% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,123,381

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,123,381

Collery may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,265,365 shares of Common Stock as of August 13, 2013, which represent 6.7% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,265,365

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,265,365

Hurwitz may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,125,131 shares of Common Stock as of August 13, 2013, which represent 6.0% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 1,750

(ii) Shared power to vote or direct vote: 1,123,381

(iii) Sole power to dispose of or direct the disposition: 1,750

(iv) Shared power to dispose of or direct the disposition: 1,123,381

The Plan may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 141,984 shares of Common Stock as of August 13, 2013, which represent 0.8% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

CUSIP No. 89354M106	13D	Page 13 of 14 Pages

(ii) Shared power to vote or direct vote: 141,984

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 141,984

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 18,759,888, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 8, 2013.

(c) There have been seven transactions in the shares of Common Stock by the Reporting Persons during the past sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days by the Reporting Persons are set forth in Schedule A, and are incorporated herein by reference.

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Collery, Koffler, Bird and Hurwitz, by virtue of their status as members of SCFLLC, the general partner of the Fund, may be deemed to share with the Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Fund is the direct beneficial owner

Collery, by virtue of his status as an executive officer of the Plan, may be deemed to share with the Plan the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Plan is the direct beneficial owner

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated August 13, 2013.

Exhibit 2 – Issuer Letter, dated August 9, 2013

CUSIP No. 89354M106	13D	Page 14 of 14 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013
SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

	By:	/s/ Peter M. Collery
Name: Peter M. Collery
Title: Member

(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.
(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.
(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

SCHEDULE A

Identity of Person Effecting the Transaction	Date of Transaction	Number of Shares Purchased	Price Per Share	Commission Per Share
SC Fundamental Value Fund, L.P.	7/25/2013	8,000	$2.7899	$0.0050
SC Fundamental Value Fund, L.P.	7/25/2013	74,092	$2.8321	$0.0100
SC Fundamental Value Fund, L.P.	7/26/2013	41,412	$2.8498	$0.0100
SC Fundamental Value Fund, L.P.	7/29/2013	25,447	$2.8545	$0.0100
SC Fundamental Value Fund, L.P.	7/30/2013	113,588	$2.8593	$0.0100
SC Fundamental Value Fund, L.P.	7/30/2013	25,000	$2.8500	$0.0050
SC Fundamental Value Fund, L.P.	8/1/2013	61,500	$2.8780	$0.0050

These transactions were all open-market purchases.

SCHEDULE B

The name and present principal occupation or employment of the members of SC Fundamental LLC are set forth below. The business address of each member is 747 Third Avenue, 27th Floor New York, New York 10017. All persons are United States citizens.

Name and Position	Present Principal Occupation or Employment

Peter M. Collery President and Member	Member and President of SC Fundamental LLC and SC Fund Management LLC

Neil H. Koffler Vice President, Secretary, Treasurer and Member	Member, Vice President, Secretary and Treasurer of SC Fundamental LLC and SC Fund Management LLC

John T. Bird Vice President and Member	Member and Vice President of SC Fundamental LLC and SC Fund Management LLC

David A. Hurwitz Vice President and Member	Member and Vice President of SC Fundamental LLC and SC Fund Management LLC